Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Celanese Corporation:

We consent to the incorporation by reference in this registration statement on Form S-8 of Celanese Corporation of our report dated February 10, 2012, with respect to the consolidated balance sheets of Celanese Corporation as of December 31, 2011 and 2010, and the related consolidated statements of operations, comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2011, and the effectiveness of internal control over financial reporting as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 10-K of Celanese Corporation.

/s/ KPMG LLP

Dallas, Texas
April 25, 2012